

July 21, 2010

Mr. Jason Kropp
President and Chief Executive Officer
Krossbow Holding Corp.
831-77th Avenue
Edmonton, Alberta
Canada T6P 1S9

> **Re:** **Krossbow Holding Corp**
> **Amendment No. 1 to Form S-1**
> **Filed July 6, 2010**
> **File No. 333-166786**

Dear Mr. Kropp:

We have reviewed your responses to the comments in our letter dated June 9, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary, page 3

1. We note on page 4 you state that your budget to complete your plan of operation is $155,000, but this plan does not appear to include steps necessary to generate revenue. Please revise to briefly describe your plan to generate revenue and associated budget and timeframe.

2. We note your response to our prior comment number 10. Please indicate losses by the use of parentheses here and elsewhere.

Risk Factors, page 6

Selling Shareholders, page 12

3. We note your response to previous comment 17 and note that Cory Kropp is Jason Kropp's sister-in-law and that Nathan Kropp is Jason Kropp's brother. Please be advised that a person is deemed to beneficially own stock held by his spouse and minor children. Please revise if necessary.

Revenue Generation, page 19

4. Please provide additional disclosure regarding the price of carbon. For example, please define the "average weighted price" per tonne of CO_2 and whether you will earn all 625

tonnes of carbon per hectare after the one to two months it will, according to your plan of operation on page 23, take you to implement and complete your work program.

Markets, page 19

5. We note that on page 19, you state that carbon markets nearly doubled in 2008 and are up over 700 percent from 2006. Please disclose your source for this information.

6. Please advise in further detail as to how you believe that the Boxer Kerry climate bill will positively impact your performance in 2010 and beyond.

Competition, page 20

7. Please advise as to why you believe the number of companies identified in the journal article you quote is inaccurate, and, as requested in previous comment 20, please provide a more detailed description of your competitive position in the industry and the size of market.

Rule 144 Shares, page 22

8. As requested in previous comment 25, please revise your disclosure to reflect the fact that, as a non-reporting issuer, your present holders have a one year holding period.

Plan of Operation, page 23

Develop Website, page 23

9. Please disclose that under the contract with Carbon Bull Inc. dated February 10, 2010 you have agreed to pay Carbon Bull Inc. $1,000 in consideration of the advertisement, impressions, and data provided to you under the terms of the contract.

Procure Initial Project in Canada, page 23

10. Please further clarify the process of forest/pasture land interface. For example, disclose whether you will continue to earn carbon credits for each of the 50 years you monitor the site.

Verify Carbon Credits, page 24

11. Please further clarify the verification process. For example, disclose the number of times you will need to undergo this verification process during the period you plan to monitor your initial project.

<u>Summary, page 25</u>

12. Please reconcile your statement that you plan to be in full operation and taking on contracts within 180 days of the effectiveness of your registration statement with your disclosure on page 3 where you state that you expect to complete your public offering in 180 days and that you do not plan to begin business operations until you complete your public offering.

13. In addition, clarify here, in the prospectus summary and throughout how you intend to commence your business plan when you will not be raising any money in this offering, since it is a selling shareholder offering.

<u>Director, Executive Officers, Promoters and Control Persons, Page 26</u>

14. Revise your disclosure on page 26 to include your actual date of incorporation, rather than September 17, 2010.

<u>Security Ownership of Certain Beneficial Owners and Management, page 28</u>

15. Please update the table on page 28 to reflect the shares held by Patricia Kropp or advise. Likewise, update the selling shareholder table to reflect Particia Kropp's beneficial ownership of Jason Kropp's shares. In this regard, please note that holders are deemed to beneficially own shares held by their spouses.

<u>Notes to the Financial Statements, page F-6</u>

<u>Note 1 – Organization and Summary of Significant Accounting Policies, F-6</u>

16. We note your response to previous comment 32 and note that you have not revised the footnote so that it is consistent with the description of your business that appears elsewhere in the prospectus. Please revise.

<u>Note 3-Accrued Expenses, F-8</u>

17. We note that you have hired a company to assist in building your logo and website. Please disclose the material terms of the contract and file it as an exhibit to your registration statement.

<u>Note 4 - Note Payable-Related Party, page F-8</u>

18. We note your response to previous comment 35, and note that although you changed the title of the footnote, you did not address the substance of our comment, therefore, we reissue the comment. We note the discussion on page 7 that indicates that your director, Jason Kropp, owns approximately 31.25% of the outstanding shares of your common

stock and will have substantial influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of your assets. He will also have the power to prevent or cause a change in control. Please expand the notes to your audited financial statements to indicate the percentage ownership interest that he will hold following completion of the offering and disclose his ability to exercise significant influence or control over the Company's operations. Refer to the requirements of ASC 850-10- 50-1.

Other

19. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

20. Provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Efrossyni Simpson at (202) 551-3346 or Branch Chief Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3346 or me at (202) 551-3412 with any other questions.

          Sincerely,

          Amanda Ravitz
          Branch Chief – Legal

cc: Via Facsimile: (619) 512-5184
   Karen A. Batcher, Esq.
   Synergen Law Group, APC